Exhibit 99.1

April 19, 2019

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations Department,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub:	Clarification regarding news item titled “Wipro Hires Forensic Firm to probe cyber-attack”

With reference to the captioned subject, we would like to clarify as follows:

The Company became aware of a potentially abnormal activity within its network about 10 days ago in respect of few of its employee accounts, who were subjected to an advanced phishing campaign.

Upon learning of the above, the Company promptly kicked off its standard operating procedure for addressing such incidents. We began investigating the incident, identified and isolated the employee accounts which were impacted, took remedial steps to contain the incident and mitigate any potential effects of the incident. The Company also informed the handful of customers where the affected employees are engaged. Like any large enterprise, the Company investigates over 4.8 million alerts in a year.

The Company has used its industry leading Cyber Security practices and partner ecosystem for remedial steps and has shared this intelligence with its partners to develop the AntiVirus signatures. The same has been applied to our enterprise systems. We are collaborating with our partner ecosystem to collect and monitor advanced threat intelligence for enhancing our security posture. We continue to monitor our enterprise infrastructure at heightened level of alertness.

We would like to clarify that the incident did not impact the Company’s ongoing critical business operations. It is further submitted that this information would not fall under the category of developments to be notified under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”).

The Company has always promptly informed the stock exchanges upon occurrence of any material event as defined under regulation 30 of the SEBI Listing Regulations and in line with the Company’s Disclosure Policy.

This is for your information and records.

Thanking you,
For Wipro Limited

M Sanaulla Khan
Company Secretary